Q3 FY2022
ENDAVA ANNOUNCES THIRD QUARTER FISCAL YEAR 2022 RESULTS

Q3 FY2022
50.7% Year on Year Revenue Growth to £169.2 million
50.9% Revenue Growth at Constant Currency
IFRS diluted EPS £0.35 compared to £0.23 in the prior year comparative period
Adjusted diluted EPS £0.48 compared to £0.34 in the prior year comparative period

London, U.K. – Endava plc (NYSE: DAVA) ("Endava" or the "Company") a global provider of digital transformation, agile development and intelligent automation services, today announced results for the three months ended March 31, 2022, the third quarter of its 2022 fiscal year ("Q3 FY2022").

“Strong revenue growth for Endava this quarter is underpinned by a very favourable business environment, with demand for our digital acceleration services strong across all regions and verticals,” said John Cotterell, Endava CEO. “Endava delivers leading edge innovative projects to drive new growth and customer experiences. Endava’s ability to support clients from ideation to production differentiates us as an attractive strategic partner, leading to a revenue increase of 50.9% in constant currency for Q3FY2022 driven by both the expansion of work with existing clients and the acquisition of new ones this quarter.”

THIRD QUARTER FISCAL YEAR 2022 FINANCIAL HIGHLIGHTS:
•Revenue for Q3 FY2022 was £169.2 million, an increase of 50.7% compared to £112.3 million in the same period in the prior year.
•Revenue growth rate at constant currency (a non-IFRS measure) was 50.9% for Q3 FY2022, compared to 23.8% in the same period in the prior year.
•Profit before tax for Q3 FY2022 was £25.9 million, compared to £16.5 million in the same period in the prior year.
•Adjusted profit before tax (a non-IFRS measure) for Q3 FY2022 was £34.2 million, compared to £23.9 million in the same period in the prior year, or 20.2% of revenue, compared to 21.3% of revenue in the same period in the prior year.
•Profit for the period was £20.1 million in Q3 FY2022, resulting in a diluted EPS of £0.35, compared to profit of £13.0 million and diluted EPS of £0.23 in the same period in the prior year.

Q3 FY2022
•Adjusted profit for the period (a non-IFRS measure) was £27.9 million in Q3 FY2022, resulting in adjusted diluted EPS (a non-IFRS measure) of £0.48, compared to adjusted profit for the period of £19.3 million and adjusted diluted EPS of £0.34 in the same period in the prior year.

CASH FLOW:
•Net cash from operating activities was £18.7 million in Q3 FY2022, compared to £11.6 million in the same period in the prior year.
•Adjusted free cash flow (a non-IFRS measure) was £16.1 million in Q3 FY2022, compared to £10.2 million in the same period in the prior year.
•At March 31, 2022, Endava had cash and cash equivalents of £120.4 million, compared to £69.9 million at June 30, 2021.

OTHER METRICS FOR THE QUARTER ENDED MARCH 31, 2022:
•Headcount reached 11,001 at March 31, 2022, with 9,851 average operational employees in Q3 FY2022, compared to a headcount of 8,127 at March 31, 2021 and 7,068 average operational employees in the same quarter of the prior year.
•Number of clients with over £1 million in revenue on a rolling twelve months basis was 118 at March 31, 2022, compared to 81 at March 31, 2021.
•Top 10 clients accounted for 35% of revenue in Q3 FY2022, compared to 36% in the same period in the prior year.
•By geographic region, 33% of revenue was generated in North America, 21% was generated in Europe, 43% was generated in the United Kingdom and 3% was generated in the rest of the world in Q3 FY2022. This compares to 29% in North America, 25% in Europe, 43% in the United Kingdom and 3% in the rest of the world in the same period in the prior year.
•By industry vertical, 51% of revenue was generated from Payments and Financial Services, 25% from TMT and 24% from Other in Q3 FY2022. This compares to 53% from Payments and Financial Services, 27% from TMT and 20% from Other in the same period in the prior year.

Q3 FY2022
UPDATES ON RUSSIA-UKRAINE CRISIS CONSIDERATIONS:
As previously reported, in late February 2022, Russian military forces launched significant military action against Ukraine (the "Russia-Ukraine crisis"). As of the date of this report, the Russia-Ukraine crisis has not had a material impact on Endava's financial results. Endava generates no revenue from Russia, Ukraine and Belarus, and none of its employees are located in these countries. In fact, over 75% of the Group’s European staff is based in countries that are members of the North Atlantic Treaty Organization (NATO). As of March 31, 2022, Endava had approximately 1,200 employees based in Moldova, a neighboring country of Ukraine, and approximately 9% of its revenue is derived from teams located in Moldova. Endava currently believes its business in Moldova has not been impacted by the Russia-Ukraine crisis, and there has been no sign of decline in productivity in that country. If the conflict involving Russia and Ukraine were to spread to Moldova, Endava has contingency plans in place and would assist its employees in relocating to neighboring countries, a process made easier by the fact that management believes a majority of the employees based in Moldova have a passport from a European Union country. As of the date of this report, clients have generally expressed support for Endava’s employees in Moldova, and the Company has not experienced withdrawn or reduced teams as a result of the Russia-Ukraine crisis. In addition, Endava has received queries from prospective clients as they intend to reduce their exposure to delivery teams located in Russia, Ukraine and Belarus, and it is reviewing such business opportunities.

OUTLOOK:
Fourth Quarter Fiscal Year 2022:
Endava expects revenues will be in the range £177.0 million to £179.0 million, representing constant currency revenue growth of between 29.0% and 31.0%. Endava expects adjusted diluted EPS to be in the range of £0.48 to £0.49 per share.

Full Fiscal Year 2022:
Endava expects revenues will be in the range of £652.0 million to £654.0 million, representing constant currency growth of between 46.0% and 46.5%. Endava expects adjusted diluted EPS to be in the range of £1.91 to £1.92 per share.

This above guidance for Q4 Fiscal Year 2022 and the Full Fiscal Year 2022 assumes the exchange rates at the end of April (when the exchange rate was 1 British Pound to 1.26 US Dollar and 1.19 Euro).

Q3 FY2022

Endava is not able, at this time, to provide an outlook for IFRS diluted EPS for Q4 FY2022 or FY2022 because of the unreasonable effort of estimating on a forward-looking basis certain items that are excluded from adjusted diluted EPS, including, for example, share-based compensation expense, amortisation of acquired intangible assets and foreign currency exchange (gains)/losses, the effect of which may be significant. Endava is also not able, at this time, to reconcile to an outlook for revenue growth not at constant currency because of the unreasonable effort of estimating foreign currency exchange (gains)/losses, the effect of which may be significant, on a forward-looking basis.

The guidance provided above is forward-looking in nature. Actual results may differ materially. See the cautionary note regarding “Forward-Looking Statements” below.

CONFERENCE CALL DETAILS:
The Company will host a conference call at 8:00 am EST today, May 12, 2022, to review its Q3 FY2022 results. To participate in Endava’s Q3 FY2022 earnings conference call, please dial in at least five minutes prior to the scheduled start time (888) 330-2391 or (240) 789-2702 for international participants, Conference ID 8763704.
Investors may listen to the call on Endava’s Investor Relations website at http://investors.Endava.com. The webcast will be recorded and available for replay until Friday, May 27, 2022.

Q3 FY2022

ABOUT ENDAVA PLC:
Endava is reimagining the relationship between people and technology. By leveraging next-generation technologies, our agile, multi-disciplinary teams provide a combination of product & technology strategies, intelligent experiences, and world class engineering to help clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions.
Endava services clients in Payments and Financial Services, TMT, Consumer Products, Retail, Mobility and Healthcare. As of March 31, 2022, 11,001 Endavans served clients from locations in Australia, North America, Singapore and Western Europe and delivery centres in Bosnia & Herzegovina, Bulgaria, Croatia, Moldova, North Macedonia, Poland, Romania, Serbia, Slovenia, Argentina, Colombia, Mexico, Uruguay and Venezuela.

NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Consolidated Statements of Comprehensive Income, Consolidated Balance Sheets and Consolidated Statements of Cash Flow presented in accordance with IFRS, the Company uses non-IFRS measures of certain components of financial performance. These measures include: revenue growth rate at constant currency, revenue growth at constant currency adjusted for the sale of Endava Technology SRL, also referred to as “the Worldpay Captive” to Worldpay on August 31, 2019, adjusted profit before tax, adjusted profit for the period, adjusted diluted EPS and adjusted free cash flow.

Revenue growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal quarter ended March 31, 2021 were used to convert revenue for the fiscal quarter ended March 31, 2022 and the revenue for the comparable prior period.

Revenue growth at constant currency adjusted for the sale of the Worldpay Captive is revenue growth at constant currency adjusted to exclude the impact of the sale of the Worldpay Captive.

Q3 FY2022
Adjusted profit before tax ("Adjusted PBT") is defined as the Company’s profit before tax adjusted to exclude the impact of share-based compensation expense, amortisation of acquired intangible assets and, realised and unrealised foreign currency exchange (gains)/losses, all of which are non-cash items. Adjusted PBT margin is Adjusted PBT as a percentage of total revenue.

Adjusted profit for the period is defined as Adjusted PBT together with the tax impact of these adjustments.

Adjusted diluted EPS is defined as Adjusted profit for the period, divided by weighted average number of shares outstanding - diluted.

Adjusted free cash flow is the Company’s net cash from operating activities, plus grants received, less net purchases of non-current assets (tangible and intangible).

Management believes these measures help illustrate underlying trends in the Company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the Company's business and evaluating its performance. Management also believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the Company’s historical financial performance. The presentation of the Company’s non-IFRS financial measures is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies. Investors should review the reconciliation of the Company’s non-IFRS financial measures to the comparable IFRS financial measures included below, and not rely on any single financial measure to evaluate the Company’s business.

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "outlook," “may,” “will”, and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding Endava’s projected financial performance for the fourth fiscal quarter of fiscal year 2022 and the full fiscal year 2022. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially

Q3 FY2022
from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s business, results of operations and financial condition may be negatively impacted by the COVID-19 pandemic and the Russia-Ukraine crisis or if general economic conditions in Europe, the United States or the global economy worsen; Endava’s ability to manage its rapid growth or achieve anticipated growth; Endava’s ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly-skilled IT professionals at cost-effective rates; Endava's ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; Endava’s ability to maintain favourable pricing and utilisation rates; Endava’s ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in its market; Endava’s ability to adapt to technological change and innovate solutions for its clients; Endava’s ability to collect on billed and unbilled receivables from clients; Endava’s ability to effectively manage its international operations, including Endava's exposure to foreign currency exchange rate fluctuations; Endava’s ability to remediate the identified material weaknesses and maintain an effective system of disclosure controls and internal control over financial reporting, and Endava’s future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on September 28, 2021, as updated in Exhibit 99.2 to our Current Report on Form 6-K with the SEC on March 30, 2022. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward-looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.

INVESTOR CONTACT:
Endava Plc
Laurence Madsen, Investor Relations Manager
Investors@endava.com

Q3 FY2022
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine Months Ended March 31		Three Months Ended March 31
	2022	2021(1)	2022	2021(1)
	£’000	£’000	£’000	£’000
REVENUE	474,353	312,676	169,220	112,311
Cost of sales
Direct cost of sales	(297,384)	(189,655)	(108,092)	(69,176)
Allocated cost of sales	(16,797)	(14,533)	(5,707)	(4,621)
Total cost of sales	(314,181)	(204,188)	(113,799)	(73,797)
GROSS PROFIT	160,172	108,488	55,421	38,514
Selling, general and administrative expenses	(89,613)	(63,416)	(29,989)	(21,801)
Net impairment losses on financial assets	(1,826)	(1,321)	(14)	1,325
OPERATING PROFIT	68,733	43,751	25,418	18,038
Net Finance income / (expense)	1,155	(7,921)	472	(1,541)
PROFIT BEFORE TAX	69,888	35,830	25,890	16,497
Tax on profit on ordinary activities	(13,834)	(8,337)	(5,787)	(3,511)
PROFIT FOR THE PERIOD	56,054	27,493	20,103	12,986
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	1,187	(9,512)	2,715	(6,021)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT	57,241	17,981	22,818	6,965

EARNINGS PER SHARE (EPS):
Weighted average number of shares outstanding - Basic	56,135,980	55,081,386	56,585,768	55,581,888
Weighted average number of shares outstanding - Diluted	57,945,549	56,749,298	57,999,337	57,203,008
Basic EPS (£)	1.00	0.50	0.36	0.23
Diluted EPS (£)	0.97	0.48	0.35	0.23

Q3 FY2022
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2022	June 30, 2021(2)	March 31, 2021(3)
	£’000	£’000	£’000
ASSETS - NON-CURRENT
Goodwill	141,621	126,142	119,135
Intangible assets	60,879	67,882	33,298
Property, plant and equipment	18,677	13,324	11,590
Lease right-of-use assets	50,780	57,193	41,927
Deferred tax assets	17,936	18,674	12,970
Financial assets	189	363	529
TOTAL	290,082	283,578	219,449
ASSETS - CURRENT
Trade and other receivables	159,197	118,303	109,104
Corporation tax receivable	1,636	938	1,463
Financial assets	318	563	559
Cash and cash equivalents	120,407	69,884	78,836
TOTAL	281,558	189,688	189,962
TOTAL ASSETS	571,640	473,266	409,411
LIABILITIES - CURRENT
Lease liabilities	11,779	13,543	12,170
Trade and other payables	88,868	78,528	65,273
Corporation tax payable	4,333	4,294	3,524
Contingent consideration	4,014	5,718	1,082
Deferred consideration	6,987	673	2,742
TOTAL	115,981	102,756	84,791
LIABILITIES - NON CURRENT
Lease liabilities	44,036	50,142	34,561
Contingent consideration	3,995	—	1,794
Deferred tax liabilities	8,437	10,124	5,263
Deferred consideration	3,992	9,370	7,501
Other liabilities	191	205	153
TOTAL	60,651	69,841	49,272
EQUITY
Share capital	1,134	1,114	1,114
Share premium	7,605	247	230
Merger relief reserve	30,003	30,003	30,003
Retained earnings	367,328	283,059	257,485
Other reserves	(10,907)	(13,599)	(13,329)
Investment in own shares	(155)	(155)	(155)
TOTAL	395,008	300,669	275,348
TOTAL LIABILITIES AND EQUITY	571,640	473,266	409,411

Q3 FY2022
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended March 31		Three Months Ended March 31
	2022	2021	2022	2021
	£’000	£’000	£’000	£’000
OPERATING ACTIVITIES
Profit for the period	56,054	27,493	20,103	12,986
Income tax charge	13,834	8,337	5,787	3,511
Non-cash adjustments	46,228	39,088	13,258	11,602
Tax paid	(9,187)	(788)	(3,486)	(140)
UK research and development credit received	—	2,930	—	1,619
Net changes in working capital	(33,322)	(23,626)	(16,926)	(18,027)
Net cash from operating activities	73,607	53,434	18,736	11,551

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)	(10,195)	(3,752)	(2,797)	(1,408)
Proceeds from disposal of non-current assets	241	150	70	42
Acquisition of subsidiaries, consideration in cash	(10,711)	(65,942)	(10,100)	(13,810)
Cash and cash equivalents acquired with subsidiaries	576	2,722	576	1,119
Interest received	65	76	45	23
Net cash used in investing activities	(20,024)	(66,746)	(12,206)	(14,034)

FINANCING ACTIVITIES
Proceeds from sublease	418	424	141	135
Repayment of lease liabilities	(10,468)	(8,442)	(3,345)	(2,696)
Interest paid	(695)	(674)	(220)	(230)
Grant received	90	267	47	47
Issue of shares	7,366	9	3,067	—
Net cash from financing activities	(3,289)	(8,416)	(310)	(2,744)
Net change in cash and cash equivalents	50,294	(21,728)	6,220	(5,227)

Cash and cash equivalents at the beginning of the period	69,884	101,327	114,176	84,221
Exchange differences on cash and cash equivalents	229	(763)	11	(158)
Cash and cash equivalents at the end of the period	120,407	78,836	120,407	78,836

Q3 FY2022
RECONCILIATION OF IFRS FINANCIAL MEASURES TO NON-IFRS FINANCIAL MEASURES

RECONCILIATION OF REVENUE GROWTH RATE AS REPORTED UNDER IFRS TO REVENUE GROWTH RATE AT CONSTANT CURRENCY:

	Nine Months ended March 31		Three Months ended March 31
	2022	2021	2022	2021
REVENUE GROWTH RATE AS REPORTED UNDER IFRS	51.7%	20.0%	50.7%	21.8%
Foreign exchange rates impact	3.1%	0.9%	0.2%	2.0%
REVENUE GROWTH RATE AT CONSTANT CURRENCY INCLUDING WORLDPAY CAPTIVE	54.8%	20.9%	50.9%	23.8%
Impact of Worldpay Captive	—	1.0%	—	—
PRO-FORMA REVENUE GROWTH RATE AT CONSTANT CURRENCY ADJUSTED FOR THE SALE OF THE WORLDPAY CAPTIVE	54.8%	21.9%	50.9%	23.8%

RECONCILIATION OF ADJUSTED PROFIT BEFORE TAX AND ADJUSTED PROFIT FOR THE PERIOD:

	Nine Months Ended March 31		Three Months Ended March 31
	2022	2021	2022	2021
	£’000	£’000	£’000	£’000

PROFIT BEFORE TAX	69,888	35,830	25,890	16,497
Adjustments:
Share-based compensation expense	27,542	17,518	6,626	5,622
Amortisation of acquired intangible assets	7,746	3,345	2,805	1,065
Foreign currency exchange (gains) / losses, net	(3,159)	6,031	(1,099)	727
Total adjustments	32,129	26,894	8,332	7,414
ADJUSTED PROFIT BEFORE TAX	102,017	62,724	34,222	23,911

PROFIT FOR THE PERIOD	56,054	27,493	20,103	12,986
Adjustments:
Adjustments to profit before tax	32,129	26,894	8,332	7,414
Tax impact of adjustments	(5,485)	(4,083)	(508)	(1,117)
ADJUSTED PROFIT FOR THE PERIOD	82,698	50,304	27,927	19,283

Diluted EPS (£)	0.97	0.48	0.35	0.23
Adjusted diluted EPS (£)	1.43	0.89	0.48	0.34

Q3 FY2022

RECONCILIATION OF NET CASH FROM OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW

	Nine Months Ended March 31		Three Months Ended March 31
	2022	2021	2022	2021
	£’000	£’000	£’000	£’000

Net cash from operating activities	73,607	53,434	18,736	11,551
Adjustments:
Grant received	90	267	47	47
Purchases of non-current assets (tangibles and intangibles)	(9,954)	(3,602)	(2,727)	(1,366)
Adjusted Free cash flow	63,743	50,099	16,056	10,232

Q3 FY2022
SUPPLEMENTARY INFORMATION

SHARE-BASED COMPENSATION EXPENSE

	Nine Months Ended March 31		Three Months Ended March 31
	2022	2021	2022	2021
	£’000	£’000	£’000	£’000

Direct cost of sales	17,020	10,513	4,345	3,449
Selling, general and administrative expenses	10,522	7,005	2,281	2,173
Total	27,542	17,518	6,626	5,622

DEPRECIATION AND AMORTISATION

	Nine Months Ended March 31		Three Months Ended March 31
	2022	2021	2022	2021
	£’000	£’000	£’000	£’000

Direct cost of sales	12,171	11,341	4,147	3,478
Selling, general and administrative expenses	9,554	5,147	3,392	1,579
Total	21,725	16,488	7,539	5,057

EMPLOYEES, TOP 10 CUSTOMERS AND REVENUE SPLIT

Six Months Ended December 31	Nine Months Ended March 31		Three Months Ended March 31
	2022	2021	2022	2021

Closing number of total employees (including directors)	11,001	8,127	11,001	8,127
Average operational employees	9,167	6,634	9,851	7,068

Top 10 customers %	35%	37%	35%	36%
Number of clients with > £1m of revenue (rolling 12 months)	118	81	118	81

Geographic split of revenue %
North America	35%	29%	33%	29%
Europe	21%	26%	21%	25%
UK	41%	42%	43%	43%
Rest of World (RoW)	3%	3%	3%	3%
Industry vertical split of revenue %
Payments and Financial Services	51%	50%	51%	53%
TMT	25%	28%	25%	27%
Other	24%	22%	24%	20%

Q3 FY2022

FOOTNOTES

(1) The presentation of the income statement has been changed to separately disclose the net impairment losses on financial assets on the face of the Consolidated Statement of Comprehensive Income (refer to Note 3C of our Annual Report on Form 20-F for the fiscal year ended June 30, 2021 for details).

(2) The Condensed Consolidated Balance Sheet as of 30 June 2021 has been revised to include the impact to the provisional amounts recognised related to the acquisition of Five and Levvel, as the acquisition accounting was finalised during the measurement period.

(3) The Condensed Consolidated Balance Sheet as of 31 March 2021 has been revised to include the impact to the provisional amounts recognised related to the acquisition of Five, as the acquisition accounting was finalised during the measurement period.